May 8, 2025

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3561

Attention:	Anuja Majmudar
Daniel Morris

Re:	Forward Air Corporation
Post Effective Amendment No. 1 to Form S-1
Filed March 31, 2025
File No. 333-280102

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Forward Air Corporation, a Tennessee corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated April 14, 2025 (the “Comment Letter”) with respect to the above referenced Post Effective Amendment No. 1 to the registration statement on Form S-1 filed with the Commission on March 31, 2025 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Post Effective Amendment No. 2 to the registration statement on Form S-1 (“Amendment No. 2”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

Post Effective Amendment No. 1 to Form S-1 filed March 31, 2025

Selling Shareholders, page 20

1.	We note the changes in the selling shareholder table, in particular newly named selling shareholders. Please tell us whether you are seeking to register additional shares sold to selling shareholders. Explain in appropriate detail.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that the Company is not seeking to register additional shares. We refer the Staff to pages 19-20 of the Registration Statement where the Company discloses the following: “When we refer to the ‘selling shareholders’ in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the selling shareholders’ interest in the common stock other than through a public sale.”

We advise the Staff that the newly named selling shareholders are pledgees, donees, transferees, assignees, successors or designees of the previously disclosed selling shareholders’ interest in the common stock that was previously registered on the Registration Statement, and such interest was not acquired through a public sale.

2.	Please revise your footnotes to clarify, if true, that the issuance of common stock offered underlies certain units. For example, we note that certain footnotes refer to common stock "consisting of [ ] Opco Class B Units and [ ] corresponding Company Series B Preferred Units."

Response: We respectfully acknowledge the Staff’s comment and have revised the footnotes on pages 22 through 26 of Amendment No. 2, where applicable, to clarify that the Opco Class B Units and the corresponding Company Series B Preferred Units together are exchangeable for shares of common stock.

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Flora R. Perez, Esq. at (954) 765-0500.

Very truly yours,

Greenberg Traurig, P.A.

By:	/s/ Flora R. Perez
Flora R. Perez, Esq.

cc:	Shawn Stewart, Chief Executive Officer